EXHIBIT 99.1

Allied Gold Announces First Gold at Kurmuk Mine

TORONTO, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC; NYSE: AAUC) (“Allied” or the “Company”) is pleased to announce that first gold was poured at its Kurmuk Mine (“Kurmuk”) in Ethiopia. The achievement of first gold marks a significant milestone for Kurmuk, the Company's newest producing mine and its lowest-cost operation.

Management and the Board of Directors commended the development and operations teams on this achievement, stating: “The project, operations, and in-country teams have done an outstanding job bringing Kurmuk from a greenfield site to its first gold pour. It has been a privilege to see our Ethiopian and international teams working side by side in a spirit of cooperation and collaboration to make this milestone a reality. We also recognize the strong support and collaboration of the Government of Ethiopia in advancing Kurmuk, which is among the first large-scale mechanized mines in the country. This is a landmark development that supports the country’s ambition to establish a modern, large-scale mining industry.”

As the installation of the remaining power supply infrastructure completes this month, providing full power thereafter, and the full haulage fleet mobilizes (also expected this month), the Company anticipates a significant ramp-up to reach commercial production by the end of the year and nameplate capacity early in 2027. Recoveries are expected to increase progressively through the end of 2026 and reach design levels by early 2027.

Kurmuk is targeting production of 25,000 to 35,000 gold ounces in 2026, increasing sequentially month over month to 55,000 to 65,000 gold ounces in the first quarter of 2027, 240,000 to 270,000 gold ounces for full-year 2027 and approximately 300,000 gold ounces in 2028. Over the longer term, Kurmuk is expected to average approximately 300,000 gold ounces per year over its first four years and 240,000 gold ounces per year over the life of the mine. With exploration targeting increases in mine life and a focus on higher-grade, near-surface ore, the Company intends to extend the number of years of production at approximately 300,000 gold ounces per year.

Kurmuk is a cornerstone of Allied’s production and cash flow growth, enhancing the scale, quality, and longevity of the Company’s portfolio, and is expected to drive a significant increase in production and free cash flow. Consolidated production is expected to be 400,000 to 435,000 gold ounces in 2026, weighted to the fourth quarter, rising to 615,000 to 670,000 gold ounces in 2027, an increase of approximately 54% over the midpoint of the 2026 outlook and nearly 70% above the Company’s 2025 production. Beyond 2027, the Company is targeting approximately 800,000 gold ounces per year of sustainable production by 2029 driven by Sadiola’s expansion.

As the Company enters a period of significantly increased free cash flow generation, its capital allocation priorities include continued investment in growth, a strong balance sheet and returns to shareholders. Returns are expected to include a base dividend starting in 2027 and a normal course issuer bid for up to 10% of the public float, subject to TSX approval, as previously disclosed.

Qualified Person

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services), a Qualified Person as defined by National Instrument 43-101.

About Allied Gold Corporation

Allied Gold is a Canadian-based emerging senior gold producer with a significant growth profile and mineral endowment, operating four mines across Côte d’Ivoire, Mali, and Ethiopia, including the recently commissioned Kurmuk Mine. Allied plans to continue building on this base through expansion and optimization initiatives at its existing operating assets, the development of new mines, and the advancement of its exploration projects.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Forward-looking statements are characterized by words such as “plan”, “expect”, “target” and other similar words. Except for statements of historical fact, information contained herein constitutes forward-looking information, including, but not limited to, statements related to the ramp-up of Kurmuk and the timing of commercial production; Kurmuk’s production outlook for 2026, 2027 and 2028, and average annual production over the first four years of operations; expected cost performance; the Government of Ethiopia’s economic interest in Kurmuk; the generation of cash flow, profitability and shareholder returns; and the Company’s growth and shareholder-value objectives.

The material assumptions underlying these statements include completion of the ramp-up of Kurmuk on the current schedule; the availability of sufficient and reliable power, water and other infrastructure; the availability of ore at planned grades and metallurgical characteristics; plant performance, availability and recovery consistent with the ramp-up plan and the mine plan; the availability of personnel, contractors, equipment, consumables and funding; and no material adverse changes in commodity prices, exchange rates, costs, or the regulatory, security and operating environment. Actual results may differ materially if these assumptions are not met.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, without limitation, delays in the ramp-up of Kurmuk or in achieving commercial production; delays or interruptions in power supply, which would limit throughput during ramp-up; equipment failures and an inability to achieve or sustain intended throughput or recovery; risks relating to artisanal mining and community relations; and risks and uncertainties related to the Company’s ability to meet its expansion and operational optimization goals, including production increases; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; counterparty, credit, liquidity and interest rate risks and access to financing; uncertainty in the estimation of Mineral Reserves and Mineral Resources; Allied’s ability to replace and expand Mineral Resources and Mineral Reserves; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; the Company’s compliance with anti-corruption laws; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); timing and possible outcome of pending and outstanding litigation and labour disputes; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; repatriation of funds from foreign subsidiaries; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of the Company’s common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to in the Company’s current Annual Information Form and Form 40-F available under its profile on SEDAR+ at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of providing investors with information concerning the Company’s expectations and plans relating to its business and operations, and may not be appropriate for other purposes.